SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING
OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON NOVEMBER 23, 2009,
DRAWN UP IN THE SUMMARY FORMAT.

Company Registry (NIRE): 33300011595
Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

1. Date: November 23, 2009.

2. Time: 6 p.m.

3. Venue: Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, in the city and state of São Paulo.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Dionísio Dias Carneiro Netto, Gilberto Sayão da Silva and Yoshiaki Nakano – Board Members; Claudia Maria Sarti – Secretary. The meeting was held through conference call.

5. Agenda and Resolutions: The Board of Directors (“Board”) approved, pursuant to Article 17, item XXX of the Company’s Bylaws, by unanimous vote of the attending members, the acquisition by the Company or by any of its direct or indirect subsidiaries of a minority interest in the capital stock of Riversdale Mining Limited (“Riversdale”), a mining company with shares listed on the Australian Stock Exchange.  Said acquisition will include (i) 28,750,598 (twenty-eight million, seven hundred fifty thousand, five hundred and ninety-eight) shares, representative of 14.99% of the capital stock of Riversdale and (ii) provided that governmental approval is obtained in connection with the foreign investment, according to applicable Australian legislation, 2,482,729 (two million, four hundred eighty-two thousand, seven hundred twenty-nine) additional shares, representative of 1.3% of the capital stock of Riversdale, for the aggregate equity interest of 16.3% of the capital stock of Riversdale.  The price per share shall be of six Australian dollars and ten cents (A$6.10), plus applicable costs.  Immediately thereafter, the Board empowered the Executive Officers of CSN and Mr. Fernando Quintana Merino to carry out all acts that shall be deemed necessary to implement the aforementioned acquisition.

This is a free English translation of the original minutes filed at the Company’s Headquarters.

     Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.